September 19, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Mara Ransom

Re:    Youdao, Inc.

Post-Effective Amendment to the Registration Statement on Form F-3, as amended (File No. 333-252936)

Ladies and Gentlemen:

On behalf of Youdao, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Post-Effective Amendment to the Registration Statement on Form F-3, as amended (the “Post-Effective Amendment to the Form F-3 Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m. on September 21, 2022, or as soon thereafter as is practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Post-Effective Amendment to the Form F-3 Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Davis Polk & Wardwell LLP.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to Li He at +852-2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852-2533-3384 (kevin.zhang@davispolk.com) of Davis Polk & Wardwell LLP, U.S. counsel to the Company.

Very truly yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP